August 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E..
Washington, DC 20549

Attention:	Scott Stringer
Michael Moran, Branch Chief

Re:	Big Dog Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File Number 000-22963
Filed March 31, 2006

Form 10-Q for the quarter ended March 31, 2006
Filed May 12, 2006

This letter responds to your letter dated August 11, 2006 requesting additional information and disclosures. Please find below our responses that keys to your comments and provides requested supplemental information, if applicable; additionally highlighted areas denote prospective proposed changes to our filings.

Form 10-K

Item 7. Management’s Discussion and Analysis, page 15

1.
In a separately captioned section, discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. If no such arrangements exist please state that fact.

Response

The Company intends to revise future filings to include the following disclosure as part of Management’s Discussion and Analysis:

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our consolidated financial condition, changes in our consolidated financial condition, revenues or expenses, consolidated results of operations, liquidity, capital expenditures or capital resources.

Commitments and Obligations, page 20

2.
Revise your table to include expected interest payments. To the extent that the underlying debt is subject to variable rate of interest, please disclose the assumptions you used regarding interest rates in the notes in the table.

Response

The Company intends to revise future filings to include the following disclosure:

As of December 31, 200X, we had the following obligations, which include both principal and interest payments:

Amounts of Commitment Expiration per Period
	Total Amounts Committed		Less than 1 year		1 to 3 years		4 to 5 years		Over 5 years
Debt:
Revolving lines of credit	$	X,XXX,000	$	X,XXX,000	$	---	$	---	$	---
Notes payable		X,XXX,000		X,XXX,000		X,XXX,000		X,XXX,000		---
Priority tax claims		XXX,000		XX,000		XXX,000		---		---

Contractual Obligations:
Operating leases		XXX,XXX,000		XX,XXX,000		XX,XXX,000		XX,XXX,000		XX,XXX,000
Capital leases		XXX,000		XXX,000		XX,000		---		---

Other Commercial Commitments:
Letters of credit		X,XXX,000		XXX,000		X,000,000		---		---

Total Commitments	$	XXX,XXX,000	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000

Revolving Lines of Credit - We have a revolving credit facility with Wells Fargo Retail Finance that we use to finance our operations. Commitments related to interest expense on the credit facility are estimated based on the prior year’s average balance and the current interest rate (x.x% at December 31, 200X). See “Part I. Item 7. - Liquidity and Capital Resources” for additional information regarding our credit facility.

Notes Payable - In conjunction with the acquisition of Footworks, we entered into two loans used to finance the purchase. Commitments related to interest expense on these loans are estimated based on the expected balance and the current interest rate (x.x% at December 31, 200X). See “Part I. Item 7. - Liquidity and Capital Resources” for additional information regarding our credit facility.

Priority Tax Claims - In conjunction with the acquisition of The Walking Company, we assumed priority tax claims. Commitments related to interest expense on these claims are estimated based on the expected balance and the fixed interest rate of 6%. See “Part I. Item 7. - Liquidity and Capital Resources” for additional information regarding our priority tax claim debt.

Operating Leases - We lease retail and office space under various operating leases. Certain leases are cancelable with substantial penalties. See “Part I. Item 2. — Properties” for additional information regarding our leases. Big Dog operating leases that expire in less than a year, 1 to 3 years, or greater than 3 years total $1.3 million, $2.0 million, and $0.6 million, respectively.

Capital Leases - We lease certain computer and copier equipment under various capital leases. Certain leases are cancelable with substantial penalties.

Letters of Credit - We open letters of credit to facilitate inventory purchases as required by certain vendors.  The letters of credit list certain documentation requirements that each vendor must present to our bank before payment is made.  We are obligated to make these payments upon presentation of these documents.

See additional discussion above under Liquidity and Capital Resources.

Critical Accounting Policies, page 23

3.
Regarding your disclosures concerning long-lived assets, please enhance your discussion by disclosing the amount of impairment losses included in the results of operations for each of the periods presented the reasons for fluctuations from year to year, and the significant assumptions that you use in your estimates of future store cash flows.

Response

The Company intends to revise future filings to include the following disclosure as part of Critical Accounting Policies:

We evaluate the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This evaluation is performed based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the related asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available generally based on prices for similar assets for stores recently opened. There were no impairment losses included in the consolidated results of operations for the years ended December 31, 200x, 200x and 200x.

4.
We note that you consider the policies and estimates applicable to self-insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to include a policy with respect to your self-insurance reserves. At a minimum, your revised disclosure should discuss your policy for incurred but not reported claims and the limits of stop loss insurance coverage you may have. Additionally, please present a table showing year-end reserve balances and additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in your Schedule II. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

Response

The Company intends to revise future filings to include the following disclosure as part of Schedule II:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 200X, 200X AND 200X

	Balance at Beginning of Year		Additions Charged to Costs and Expense		Deductions/Claims, Net of Recoveries		Balance at End of Year
Year ended December 31, 200X
Reserves and allowances deducted from asset accounts:
Allowance for uncollectible accounts receivable	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Self-insurance reserves	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Sales returns	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000

Year ended December 31, 200X
Reserves and allowances deducted from asset accounts:
Allowance for uncollectible accounts receivable	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Self-insurance reserves	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Sales returns	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000

Year ended December 31, 200X
Reserves and allowances deducted from asset accounts:
Allowance for uncollectible accounts receivable	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Self-insurance reserves	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000
Sales returns	$	xxx,000	$	(xx,000)	$	(xx,000)	$	xx,000

The Company also intends to revise future filings to include the following disclosure as part of the Summary of Significant Accounting Policies:

Self-insurance

The Company is self insured for medical insurance coverage. The self insurance liability is based on the historical claims rate and is anticipated to cover reported claims as well as incurred but not reported claims. The Company also maintains stop loss insurance coverage which reimburses the Company for individual claims in excess of $120,000.

5.
We note your disclosures concerning inventory valuation. Enhance your discussion by disclosing the amount of inventory write-downs incurred in each period and the reasons for significant changes from period to period.

Response

The Company intends to revise future filings to include the following disclosure in Critical Accounting Policies:

Our inventories are valued at the lower of cost (first-in, first-out and weighted average methods) or market. We continually evaluate our inventories by assessing slow moving current product as well as prior seasons' inventory. Market value of non-current inventory is estimated based on historical sales trends for this category of inventory, the impact of market trends, and an evaluation of economic conditions. The Company closely monitors its off-price sales to ensure the actual results closely match initial estimates. Estimates are regularly updated based upon this continuing review. Inventory write-downs incurred during the years ended December 31, 200X, 200X and 200X were $0.X, $0.X and $0.X million, respectively.

6.
Regarding your policies towards income taxes and associated valuation analysis, please disclose the amount of valuation allowances at the end of each period. Please discuss the changes in the allowance from period to period. Please discuss the significant assumptions you have utilized in your determination that no valuation allowance is considered necessary.

Response

The Company intends to revise future filings to include the following disclosure in Critical Accounting Policies:

We account for income taxes using an asset and liability approach for measuring deferred income taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The Company considers a number of factors to determine if a valuation allowance is necessary, including historical earnings and past experience with similar timing differences. For the three years ended December 31, 200X, the Company determined that a valuation allowance was not required.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 25

7.
Your disclosure ”we have not invested in derivative financial instruments” appears to contradict the critical accounting policy disclosure on page 23 and the policy disclosure on page F-10 both which indicate the following language ”we make limited use of derivative instruments.” Please explain.

Response

The Company has not invested in any derivative instruments and as such intends to revise future filings to include the following disclosure as part of Critical Accounting Policies and the Notes to the Consolidated Financial Statements:

 We have not invested in derivative instruments. Should we enter into a derivative contract, management would designate the derivative as a hedge for the identified exposure. We would formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, we would identify the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicate how the hedging instrument is expected to hedge the risks related to the hedged item. We would formally measure effectiveness of hedging relationships both at the hedge inception and on an ongoing basis in accordance with our risk management policy. We would discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the hedged item.

8.
We note from your discussion with regards to sourcing on page eight that third-party contractors overseas manufacture primarily all your goods. Please revise your market risk discussion to include any foreign currency risks. If your sourcing contracts are denominated in US dollars thereby, significantly reducing your foreign currency risks please indicate so.

Response

The Company denominates its sourcing contracts in US dollars and as such intends to revise future filings to include the following disclosure as part of the market risk discussion:

We do not believe we have material exposure to losses from market-rate sensitive instruments. We have not invested in derivative financial instruments. Our overseas sourcing contracts are denominated in US dollars. Our consolidated financial position and consolidated results of operations are subject to market risk associated with interest rate movements on borrowings. Currently, our credit facilities contain a performance-pricing structured-interest charge based on excess availability levels and index based on Prime or LIBOR. Additionally, we have a term loan with an interest charge index based on Prime or LIBOR. We had $5,796,000 outstanding borrowings under these arrangements as of December 31, 2005. Based on these outstanding borrowings at December 31, 2005 and the current market condition, a one percent increase in the applicable interest rates would decrease our annual cash flow and pretax earnings by approximately $58,000. Conversely, a one percent decrease in the applicable interest rates would increase annual cash flow and pretax earnings by $58,000. Our market risk on interest rate movements will increase based on higher borrowing levels. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Schedule II, page 27

9.	Revise your schedule to include your reserves and allowances for sales returns.

Response

The Company maintains a reserve for sales returns and as such intends to revise future filings to include the disclosure of these reserves in Schedule II. An example of the revised disclosure is included with our previous response to Item No. 4.

Note 1. Summary of Significant Accounting Policies, page F-9

Indefinite Lived Intangibles; page F-10

10.	Please disclose the amount of goodwill allocated to each segment. See SFAS 142, paragraph 45.

Response

The Company’s goodwill is allocated to its TWC segment and as such intends to revise future filings to include the following disclosure as part of the Summary of Significant Accounting Policies:

Indefinite Lived Intangibles

The Company accounts for indefinite lived intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. The Company tests trademarks and goodwill for impairment at least annually and more often as circumstances require. The Company’s evaluation for the year ended 2004 indicated that the trademark for its Lifeforms brand was impaired. As such, the Company recorded a $45,000 write-down of this asset in 2004. Such costs are included in general and administrative expenses in the consolidated statement of operatings. Management did not believe any impairment of its trademark related intangible assets existed at December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, net trademarks totaled $298,000 and $172,000, respectively. In 2005, the Company recorded $3,131,000 of goodwill in conjunction with the Footworks acquisition (see Note 4). All of the Company’s goodwill is allocated to the TWC segment.

Revenue Recognition; page F-11

11.
We note gift certificates are available for purchase on your website, www.bigdogs.com. Please include in Note 1 your policy for gift certificate breakage as it relates to your recognition of revenue. Your policy should address the following: a) Your basis in GAAP for recognizing revenue related to gift certificates and gift cards, b) whether you recognize breakage upon sale of the gift certificate or gift cards or over the term of performance, c) if you estimate and record breakage based on historical performance please provide us with support, d) explain whether or not the gift certificates and gift cards have expiration dates and whether and how your accounting policy considers the expiration as it relates to revenue recognition, and e) where on your income statement is breakage recognized.

Response

The Company does sell gift certificates and gift cards, which represent less than 1% of revenues. However, no breakage is recorded. Gift certificates are recorded as a current liability until redeemed and do not expire. Sales are recorded upon redemption only. As such, the Company intends to revise future filings to include the following disclosure as part of the Summary of Significant Accounting Policies:

REVENUE RECOGNITION

Substantially all of the Company's revenues are generated by its retail operations, which are recognized at the time of sale.  The Company also generates revenues through its corporate sales, Internet and mail order catalog operations, which are recognized at the time of shipment. Outbound shipping charges billed to customers are included in net sales when the products are shipped for corporate sales, Internet and mail order catalog sales. The Company records an allowance for estimated returns in the period of sale based on prior experience. Gift certificates and gift card sales are recorded as a liability, until the certificate or card is redeemed. As the gift certificates and gift cards do not expire, the Company does not record income for unused gift certificates or gift cards.

Note 4. Acquisitions

Footworks Acquisition; page F-18

12.
Please explain to us how you reached the conclusion that your acquisition of Footwork’s in August 2005 was not material and therefore, financial statement of the business acquired were not required. Use as a reference Regulation S-X Item 3-05(b).

Response

We used the guidance in Regulation S-X Item 3-05(b) to determine what if any, financial statements we were required to provide with respect to the acquisition of Footworks. That guidance included the following statement, “The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in §210.1-02(w) as follows: If none of the conditions exceeds 20 percent, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for at least the most recent fiscal year and any interim periods specified in §§210.3-01 and 210.3-02.”. We then performed the calculations prescribed in the definition of a significant subsidiary and noted that none of the calculations exceeded 20%. As such we determined that financial statements were not required.

Note 5. Short Term Borrowings, page F-19

13.	Revise your note to disclose the actual interest rates of your borrowings as of the balance sheet dates presented. See Regulation S-X Rule 5-02.19(b)

Response

The Company disclosed the actual interest rate of 7.25% on short term borrowings in the last paragraph on page F-19. As such, it does not appear that any modification of future filings is required.

The interest rate ranges from the bank’s base rate (7.25% on December 31, 2005) or a LIBOR loan rate plus a margin ranging up to 1.75%. The Company did not have any LIBOR loans outstanding at December 31, 2005.

14.	Disclose any restrictions on the payment of dividends. See Regulation S-X Rule 5-02.19(b).

Response

The Company has a debt covenant with Wells Fargo Retail Finance which restricts the payment of dividends without prior approval. As such, the Company intends to revise future filings to include the following disclosure as part of the Short Term Borrowings Footnote:

In July 2005, the Company combined both credit facilities discussed above and entered into a $47,000,000 revolving credit facility with Wells Fargo Retail Finance.  The line is secured by substantially all assets of the Company and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants.  The most significant of these financial covenants is compliance with a capital expenditures covenant which limits the Company to $5,000,000 expenditures for 2005 (amount is adjusted annually based on an annual business plan) if minimum excess availability levels fall below $7,500,000. In addition, the Company is restricted from paying dividends without prior approval. For all periods presented, the Company was in compliance with all covenants.

Note 10. Segment Information, page F-26

15.	Disclose the amount of expenditures for additions to long-term assets by segment, if available. See paragraph 28 of SFAS 131.

Response

The Company does track long-term assets by segments and as such intends to revise future filings to include the following disclosure as part of the Segment Information Footnote:

10. SEGMENT INFORMATION

The accounting policies of the reportable segments are consistent with the consolidated financial statements of the Company. The Company evaluates individual store profitability in terms of a store’s contribution which is defined as gross margin less direct selling, occupancy, and certain indirect selling costs. Below are the results of operations on a segment basis for the years ended December 31, 200X and 200X:

	Big Dog Sportswear		The Walking Company		Total
Year Ended December 31, 200X
Statements of Income:
Sales	$	XX,XXX,000	$	XX,XXX,000	$	XXX,XXX,000
Gross Margin		XX,XXX,000		XX,XXX,000		XX,XXX,000
Depreciation and Amortization		X,XXX,000		X,XXX,000		X,XXX,000
Interest income		(XX,000)		(X,000)		(XX,000)
Interest expense		XXX,000		XXX,000		XXX,000
Provision for income taxes		X,XXX,000		X,XXX,000		X,XXX,000
Net income		X,XXX,000		X,XXX,000		X,XXX,000

Balance Sheet:
Total assets	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000
Additions to long-term assets	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000

Year Ended December 31, 200X
Statements of Income:
Sales	$	XX,XXX,000	$	XX,XXX,000	$	XXX,XXX,000
Gross Margin		XX,XXX,000		XX,XXX,000		XX,XXX,000
Depreciation and Amortization		X,XXX,000		X,XXX,000		X,XXX,000
Interest income		(XX,000)		(X,000)		(XX,000)
Interest expense		XXX,000		XXX,000		XXX,000
Provision for income taxes		X,XXX,000		X,XXX,000		X,XXX,000
Net Income		X,XXX,000		X,XXX,000		X,XXX,000

Balance Sheet:
Total assets	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000
Additions to long-term assets	$	XX,XXX,000	$	XX,XXX,000	$	XX,XXX,000

Exhibit 23.1

16.	Please update the date your auditors signed the consent. The current date, March 31, 2005, is prior to the completion of the 2005 annual report on Form 10-K.

Response

The consent was provided to us in March of 2006, but contained a typographical error. We will make sure that in future filings the date of the consent is appropriate.

Exhibit 31.1 and 31.2

17.
As a non-accelerated filer, compliance dates for including managements report and the accompanying auditors report on internal control, in compliance with Sarbanes Oxley, Section 404, were extended to the first fiscal year ended on or after July 15, 2007. In addition to extending the compliance period, non accelerated filers were allowed to omit the related language in paragraph 4b of the certification. We note you have not included management’s report or an auditor’s report on internal control but your CEO and CFO have certified to the related language in paragraph 4b. In future filings, until the Company adopts the internal control reports please omit the related language in paragraph 4b. See Release No. 33-8618.

Response

For future filings until we adopt the internal control reports, we will ensure that paragraph 4b is omitted from our filings.

Form 10-Q March 31, 2006

Note 3. Debt

Short-term borrowings, page 8

18.
In the third paragraph of Note 3 you disclose entering into a new $47,000,000 combined credit facility with Wells Fargo Retail Finance. Under the agreement there is $17,417,000 outstanding, which is classified on the balance sheet as short-term borrowings and $15,000,000 in LIBOR loans classified as Accounts Payable on your balance sheet. If our assumption is incorrect, explain where the LIBOR loans are recorded. If we are correct, please explain to us why the two amounts are classified differently. Further, explain why you decided not to include the $15,000,000 in LIBOR loans in the tabular chart provided in Item 2, Commitments and Obligations, page 18.

Response

Your assumption that our LIBOR loans are classified as Accounts Payable is incorrect. Within our credit facility we have a choice of borrowing based on LIBOR or borrowing at the Bank’s base rate. At March 31, 2006, we had $17,417,000 drawn on our line of which $15,000,000 accrued interest at LIBOR and $2,417,000 accrued interest at the Bank’s base rate. As such, both LIBOR and Base rate loans are classified consistently and both are included in the tabular chart. We have modified the disclosure, beginning with our June 30, 2006 10-Q, to further clarify this.

19.
Please explain to us and include in your future filings an enhanced discussion of the substantive reasons for the increase in short-term borrowings as compared to your balance at December 31, 2005. See Regulation S-K Item 4-08(f).

Response

The Company’s short-term borrowings are primarily used to fund inventory purchases and other working capital needs. Historically, they are at their lowest balances at December 31st following the holiday season. During the remainder of the year, they tend to rise as the Company builds up inventory in anticipation of the summer, back to school and holiday shopping seasons. In addition, the Company’s subsidiary, TWC has been experiencing considerable store growth which impacts usage of the credit facility. Accordingly, we enhanced our disclosure in the June 30, 2006 10-Q as follows:

In July 2005, the Company combined both credit facilities discussed above and entered into a $47,000,000 revolving credit facility with Wells Fargo Retail Finance.  The line is secured by substantially all assets of the Company and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants.  The most significant of these financial covenants is compliance with a capital expenditures covenant which limits the Company’s capital expenditures. For all periods presented, the Company was in compliance with all covenants. This credit agreement provides for a performance-pricing structured interest charge which is based on excess availability levels. The interest rate ranges from the bank’s base rate or a LIBOR loan rate plus a margin ranging up to 1.75%. The Company had $22,500,000 of LIBOR loans outstanding at June 30, 2006 at an average rate of 6.32% and $946,000 of loans outstanding at the bank’s base rate (8.25% on June 30, 2006). The Amended Credit Agreement expires in October 2009. At June 30, 2006, the Company had a total of approximately $23,446,000 outstanding under this credit agreement, with includes LIBOR loans and loans based on the bank’s base rate. The Company also has $2,266,000 of outstanding letters of credit expiring through October 2008, which includes a $2,000,000 stand-by letter of credit related to a promissory note entered in conjunction with the acquisition of Footworks. Historically, the Company has used this credit facility to finance increases in inventory in advance of the summer, back-to-school and holiday seasons. In addition, this facility has been used in part to facilitate TWC store growth.

In connection with your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States

The Company is hopeful that the foregoing responds adequately to your comments. If you have any questions or need further clarification, please call me at (805) 963-8727, extension 1264.

Sincerely,

Roberta Morris
Chief Financial Officer